Investment Advisory Agreement
Calvert Investment Management, Inc.
Calvert Management Series

Revised and Restated Schedule A

As compensation pursuant to Section 4 of the Investment Advisory Agreement between Calvert Investment Management, Inc. (the "Advisor") and Calvert Management Series dated March 1, 1999, the Advisor is entitled to receive an annual advisory fee (the "Fee") as shown below. The Fee shall be computed daily and payable monthly, based on the average daily net assets of a Fund.

Calvert Tax-Free Bond:    0.60% of the first $500 million
0.50% above $500 million up to $1 billion
0.40% above $1 billion

Calvert Unconstrained Bond Fund:    0.30%

Effective: September 30, 2014

CALVERT MANAGEMENT SERIES

BY: ____________________________
William M. Tartikoff
Vice President and Secretary

CALVERT INVESTMENT MANAGEMENT, INC.

BY: ____________________________
Ronald M. Wolfsheimer
Executive Vice President, Chief Financial and Administrative Officer